Ecopetrol S.A. sheds light on an possible bond emission in Colombia

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that, within the planned financing of its strategic plan, it is structuring a public bonds and commercial papers issuance program in Colombia. As stated in the article 6.3.1.1.3 of the Decree 2555 of 2010, the Company has up to three years to offer the securities involved in the issuance program. This period of time begins immediately after obtaining all the needed approvals and concluding the registration statement in the National Securities and Issuers Registry of Colombia. Ecopetrol has not completed any of them yet.

This announcement is not an offer for sale of or a solicitation of any offer to buy securities in the United States and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful. Securities may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or an exemption from registration under the US Securities Act of 1933, as amended.

Bogota D.C., July 5, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Claudia Trujillo (e)

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co